UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2004

Commission File Number 333-78481

Great Panther Resources Limited
(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F. Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 - [ ]

November 23, 2004 For Immediate Release

NEWS RELEASE

GREAT PANTHER ACCEPTED BY SEC, STANDARD & POOR'S

Great Panther Information To Be Available Through S&P Market Access Program

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR) ("Great Panther" or "the Company") is pleased to announce that, in addition to being listed on the TSX Venture Exchange, the Company is now also a foreign private issuer whose shares of common stock are registered with the SEC in the United States under the United States Securities Exchange Act of 1934.

The Company also announced today that its company information will be made available via Standard & Poor's Market Access Program, an information distribution service that enables subscribing publicly traded companies to have their company information disseminated to users of Standard & Poor's Advisor Insight. The company information to be made available through this program includes share price, volume, dividends, shares outstanding, company financial position, and earnings. Standard & Poor's Advisor Insight is an Internet-based research engine used by more than 100,000 investment advisors. A public version of the site is available at www.advisorinsight.com.

In addition, information about companies in Standard & Poor's Market Access Program will be available via S&P's Stock Guide database, which is distributed electronically to virtually all major quote vendors. As part of the program, a full description of Great Panther will also be published in the Daily News section of Standard Corporation Records, a recognized securities manual for secondary trading in approximately 37 states under the Blue Sky Laws.

Great Panther is an exploration and development company which has combined experienced management, access to capital and high quality silver and gold projects in Mexico. Its principal properties are:

  Topia Silver Mine, Mexico: (option to acquire 100%), past production over 15 million ounces of silver, mill on site; and
  San Antonio Gold Project, Mexico: (option to acquire 100%), over 10,000 hectares, high grade veins and lower grade zone with bulk tonnage potential.

Company information distributed through the Market Access Program is based upon information that Standard & Poor's considers to be reliable, but neither Standard & Poor's nor its affiliates warrant its completeness or accuracy, and it should not be relied upon as such. This material is not intended as an offer or solicitation for the purchase or sale of any security or other financial instrument.

For further information please visit the website at www.greatpanther.com or contact Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

signed: "Kaare G. Foy"

Kaare G. Foy

Chairman & CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy, Chief Financial Officer
and Chairman

Date: November 23, 2004